August 11, 2009	Via EDGAR
Re:	Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Period Ended March 31, 2009 Definitive Proxy Statement on Schedule 14A filed April 7, 2009 File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631
Attention: Mr. Rufus Decker
Accounting Branch Chief
Dear Ladies and Gentlemen:
     I am writing on behalf of Furmanite Corporation (the “Company”) with an additional response to your letter dated July 2, 2009 containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings. The Company’s original response, dated July 24, 2009 (the “Original Response”), is attached as Exhibit A for your convenience.
     The following numbered paragraph repeats the Staff’s comment for your convenience, followed by the Company’s supplemental response to such comment.
Item 15. Exhibits and Financial Statement Schedules, page 28
9. We note that Exhibit 10.14 incorporates the Second Amendment to the Amended and Restated Loan Agreement. Please file the original Amended and Restated Loan Agreement dated August 13, 2002, which should include all exhibits referenced therein. Although we note that you filed this agreement with a Form 10-Q on August 14, 2002, it appears that you omitted the exhibits referenced by the agreement. In addition, please file or incorporate by reference, as appropriate, all subsequent amendments to this agreement. We note, for example, that a Third Amendment to the Amended and Restated Loan Agreement was filed with a Form 10-Q on May 15, 2006, but that it was not included on the exhibit list in your most recent Form 10-K.
     Pursuant to telephone conversations on August 7, 2009 between Hagen Ganem, an Attorney with the Staff, and members of our outside legal counsel, we have informed the Staff that on August 4, 2009, a wholly owned subsidiary of the Company, Furmanite Worldwide, Inc., and certain of its subsidiaries, entered into a new Credit Agreement, dated as of July 31, 2009 (the “New Credit Agreement”), and the proceeds from the initial borrowing under the New Credit Agreement were used to pay all amounts outstanding under the Amended and Restated Loan Agreement, dated August 13, 2002 (the “Previous Credit Agreement”), which was terminated on August 4, 2009. We filed a Current Report on Form 8-K on the morning of August 7, 2009, to disclose this information.

     Given that the Previous Credit Agreement has been terminated, and despite the Staff’s request to re-file the Previous Credit Agreement to include all exhibits thereto and the Company’s indication that it would do so in the Original Response, it is our understanding from the August 7 discussions with the Staff that the Company should no longer be required to file the Previous Credit Agreement including all of its exhibits if, as of August 7, 2009, the Previous Credit Agreement was no longer required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.
     We have discussed this matter with our legal counsel and determined that, as of August 7, 2009, the Company was no longer required to file the Previous Credit Agreement as an exhibit under Item 601 of Regulation S-K. Thus, the Company will not re-file the Previous Credit Agreement to include all exhibits thereto and amends its response to Comment No. 9 of the Original Response accordingly.
* * * * * * *
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972)-699-4018

Very truly yours,
/s/ Miguel A. Desdin
Miguel A. Desdin
Senior Vice President, Chief Financial Officer

Exhibit A

July 24, 2009	Via EDGAR

Re:	Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 7, 2009
File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker
Accounting Branch Chief
Dear Ladies and Gentlemen:
          Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), the Form 10-Q for the period ended March 31, 2009 (the “10-Q”) and the Definitive Proxy Statement on Schedule 14A filed April 7, 2009 (the “14A”) by letter dated July 2, 2009 (the “Comments”).
          The following numbered paragraphs repeat the Staff’s comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the Year Ended December 31, 2008
Item 1. Business, page 3
1.	In future filings, please disclose, or include an appropriate cross — reference to disclosure in the financial statements, your long-lived assets by geographic area for each of the last three fiscal years, as required by Item 101(d) of Regulation S-K.
Response:
The Staff’s comments are noted, and the appropriate disclosure or cross-reference will be included in future filings.

Securities and Exchange Commission July 24, 2009	Page 2
2.	We note from your selected financial data on page 12 that you carry significant amounts of working capital. In future filings, if material to understanding your business, please discuss your practices and those of your industry relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.
Response:
The Staff’s comments are noted, and we will discuss in future filings, our practices and those of our industry relating to our working capital, if material to understanding our business.
3.	We note your disclosure that you make available free of charge on or through your website your SEC reports; however, this does not appear to be the case, as we were unable to locate these materials on your website. In future filings, please revise your disclosure to satisfy the requirements of Item 101 (e)(4) of Regulation S-K.
Response:
The Staff’s comments are noted. We have corrected the website problem. In our future filings, we will revise our disclosure such that we advise readers to select the “Financial Reports” link under the “Investors” pull-down menu on our website.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14
4.	In future filings, please expand/revise your discussion under results of operations for all periods to:
•	Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of services and/or products being sold, or commencement of new projects or programs. For example, you explain on page 14 that the increase in the United States was primarily due to expansion of heat treatment services as well as an increase in leak sealing and other pressure services. In addition, the increase in Europe was due increases in both underpressure and turnaround services. However, you do not quantify the impact of these other factors on revenues for the period discussed;

•	Quantify each factor you cite as impacting your operations. For example, you disclose the increase in operating costs in the United States was due to increased labor and benefit costs as well as travel costs, supplies and materials, equipment rental, equipment repairs and maintenance and vehicle costs as in relation to the increase in revenue. However, you have not quantified the impact of these items.

Securities and Exchange Commission July 24, 2009	Page 3
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.
Response:
The Staff’s comments are noted. We intend to revise our MD&A section in future filings as reflected on Annex A. Our responses have been marked to show the changes.
5.	In future filings, please clarify in your MD&A disclosure whether or not the expense amounts discussed in MD&A for each segment include or exclude the allocation of headquarter costs. To help readers better understand your segment results, please also provide in future filings reconciliations for each period discussed in MD&A that begin with each segment’s operating costs, depreciation and amortization and selling, general and administrative costs and arrive at the consolidated amounts for each of these line items, as shown on your statement of operations. Please show us supplementally what your revised disclosure will look like.
Response:
The Staff’s comments are noted. We intend to revise our MD&A section in future filings as reflected on Annex A. Our responses have been marked to show the changes.
Operating Costs, page 15
6.	In future filings, please revise this caption and your related disclosures to clearly state the operating costs are exclusive of depreciation and amortization, like you do on the face of your statements of operations. See SAB Topic 11:B
Response:
In future filings, we will revise this caption and related disclosure to clearly state the operating costs are exclusive of depreciation and amortization, as long as such disclosure remains accurate.

Securities and Exchange Commission July 24, 2009	Page 4
Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 20
7.	In the interest of providing readers with a better insight into management’s judgments in accounting for impairment of long-lived assets including plant and equipment, goodwill and intangible assets, please consider disclosing the following in future filings, beginning with your next interim filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply your valuations and market approach analysis in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analysis;

•	How you determine the appropriate discount rates to apply in your goodwill impairment analysis;

•	Please clarify how you determine which property, plant, and equipment should be tested for impairment as well at what point in time they should be tested for impairment. Please state the types of events and circumstances that you believe indicate impairment;

•	A qualitative and quantitative description of the material assumptions used in determining impairments for all long-lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing property, plant and equipment, goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Please show us supplementally what your revised disclosure will look like.
Response:
The Staff’s comments are noted. We intend to revise this disclosure in future filings as reflected on Annex B, as long as such disclosure remains accurate. Our responses have been marked to show the changes. Note that we used market capitalization as the basis for the measurement of fair value and accordingly, no discount rate was applied to our goodwill impairment analysis. Additionally, the last two bullets mentioned above are not applicable to our Company for the financial statements under review. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and no such events or changes in circumstances occurred during the periods under review which would warrant a test of recoverability of any of the Company’s long-lived assets.

Securities and Exchange Commission July 24, 2009	Page 5
Item 9A. Controls and Procedures
Changes in Internal Controls Over Financial Reporting, page 26
8.	Your current disclosure under this caption is unclear. Please confirm that there have been no changes in the your internal controls over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting and revise your disclosure in future filings accordingly.
Response:
We confirm that there have been no changes in the Company’s internal controls over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. The Company will revise its disclosure in future filings accordingly.
Item 15. Exhibits and Financial Statement Schedules, page 28
9.	We note that Exhibit 10.14 incorporates the Second Amendment to the Amended and Restated Loan Agreement. Please file the original Amended and Restated Loan Agreement dated August 13, 2002, which should include all exhibits referenced therein. Although we note that you filed this agreement with a Form 10-Q on August 14, 2002, it appears that you omitted the exhibits referenced by the agreement. In addition, please file or incorporate by reference, as appropriate, all subsequent amendments to this agreement. We note, for example, that a Third Amendment to the Amended and Restated Loan Agreement was filed with a Form 10-Q on May 15, 2006, but that it was not included on the exhibit list in your most recent Form 10-K.
Response:
The Staff’s comments are noted. The Company will file the original Amended and Restated Loan Agreement dated August 13, 2002, including all exhibits referenced therein, with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. In addition, the Company will file, or incorporate by reference, as applicable, all subsequent amendments to this agreement. The Company will ensure that all appropriate exhibits are included on the exhibit list of applicable filings with the Commission.

Securities and Exchange Commission July 24, 2009	Page 6
10.	To the extent that the agreements referenced in Exhibit 10.13 were subsumed by your Amended and Restated Loan Agreement dated August 13, 2002, please remove them from your exhibit list in future filings.
Response:
The Staff’s comments are noted. We will remove exhibits that are not applicable in future filings.
11.	We note from the first full paragraph on page 18 that you have borrowed money pursuant to a $15 million facility. Please file the loan agreement underlying this credit facility, which should include all exhibits referenced therein. Although we note that you filed this agreement with a Form 10-Q on August 14, 2002, it appears that you omitted the exhibits referenced by the agreement.
Response:
The Staff’s comments are noted. The Company will file the loan agreement underlying the $15 million credit facility, including all exhibits referenced therein, with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.
Exhibits 31.1 and 31.2
12.	The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response:
The Staff’s comments are noted, and the identification of the certifying individual will be revised so as not to include the individual’s title in future filings.
13.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the word “report” with the word “annual” and with the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” included in paragraph 4(d).
Response:
The Staff’s comments are noted. We will ensure in future filings that the certifications are in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.

Securities and Exchange Commission July 24, 2009	Page 7
Form 10-Q for the Period Ended March 31, 2009
General
14.	Please address the above comments in your interim filings as well.
Response:
The comments of the Staff will be reflected in the Company’s future interim filings.
Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009
General
15.	In future filings, please describe your policies and procedures for the review, approval, or ratification of related person transactions. See Item 404(b)(1) of Regulation S-K.
Response:
The Staff’s comments are noted. We will describe our policies and procedures for the review, approval, or ratification of related person transactions in future filings.
16.	We note that although you state that the shares under the Amended and Restated 1994 Stock Incentive Plan were “fully utilized” during 2001 through 2008, we believe that Item 201(d) information is required since it appears that the options to acquire those shares remain outstanding as of the end of 2008. In future filings, please provide tabular disclosure regarding your securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K. See also Instruction 1 to paragraph (c) of Item 10 of Schedule 14A.
Response:
The Staff’s comments are noted. We will provide tabular disclosure regarding our securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K in future filings.

Securities and Exchange Commission July 24, 2009	Page 8
Compensation Discussion and Analysis
Elements of Compensation, page 17
17.	We note that you awarded Messrs. Rose and Milliron options to purchase 100,000 shares each. Please explain, with a view toward disclosure in future filings, how these option awards fit into your overall compensation objectives and how you determined the number of options to award. See Items 402(b)(1)(v) and (vi) of Regulation S-K.
Response:
The compensation committee retained discretion in recommending to the Board the number of stock option grants, which were, in the judgment of the committee, moderate, yet competitive, and also considered the promotions of the above named individuals and improvements in the Company’s operating results. Effective January 1, 2009, Michael L. Rose, the Company’s President became Chief Executive Officer and Joseph E. Milliron, the Company’s Executive Vice President and Chief Operating Officer became President and Chief Operating Officer. The compensation committee also considered the improvements in our operating results, our strategic planning goals and objectives and the advice of the then-current Chief Executive Officer, John R. Barnes, who retired on December 31, 2008, in its review of the material elements of compensation of the executive officers, including the grant of equity awards.
The amounts as well as timing of the grants to each executive officer may vary each year based on the executive’s performance and the executive’s total compensation package. The compensation committee believes that executive officers should have a meaningful portion of their total compensation opportunity linked to increasing shareholder value through our business strategy of focusing upon growth opportunities and continued improvements in operating profits as well as service levels. The compensation committee utilizes stock options or restricted stock awards to executive officers as long-term equity-based incentives that most closely align their interests with stockholders. The compensation committee believes that the base salaries and long-term equity-based incentives of the executive officers are appropriately aligned with those of the stockholders. Our compensation strategy will continue to place a greater emphasis on long-term equity-based incentives.
In future filings, we will provide additional information on how the compensation committee determined the number of equity awards granted to our named executive officers and the basis for such awards. The compensation committee has the discretion to compensate executive officers with base salary, annual bonus, long-term equity-based incentives (stock options or restricted stock) and retirement benefits to support the Company’s overall compensation objectives.

Securities and Exchange Commission July 24, 2009	Page 9
18.	We note from your disclosure on page 18 that your compensation committee considered the base salaries of other companies’ executive officers in setting your executive compensation levels. In future filings, please provide a more detailed explanation of how you use comparative compensation information and how this comparison affects your compensation decisions. For example, if you use specific benchmarks, please disclose them and discuss where your NEOs’ actual compensation levels fall relative to those benchmarks. In addition, please identify the companies against whom you compared your compensation. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
The compensation committee has not historically engaged in a formal benchmarking process, but may retain consultants or interact with internal employee resources personnel as it deems appropriate regarding the Company’s current compensation, current market practices and trends which may affect compensation. Following a review of individual performance, comparative compensation levels were informally referenced among the previous mentioned factors.
To support the Company’s overall compensation objectives, including the desire to attract and retain a qualified executive management team, the compensation committee compares the competitiveness of the key elements of our executive compensation program, including base salary, annual bonus opportunity and long-term equity-based incentives (stock options or restricted stock awards), and retirement benefits against other companies of similar revenue size and/or market value providing similar services to customers within the same industry. The following companies were selected by the compensation committee based on their provision of similar services within the Company’s industry, for compensation comparison purposes: Team Inc., Matrix Service Company, Michael Baker Corporation, and ENGlobal Corporation. The compensation committee reviews this information as part of its analysis, but does not attempt to quantify the Company’s compensation against this group of companies or set the compensation of our executives to be within the range of compensation provided by these companies to their executives. Also, the compensation committee evaluates broad-based surveys prepared by Salary.com as part of determining executive compensation. The surveys include companies in similar industries and/or with similar revenue to the Company and are used in aggregate form with no individual company used in a formal benchmarking process. The Company does not provide any input with respect to the identification of these companies.
In future filings, we will provide a more detailed explanation of how the compensation committee uses comparative compensation information and how this comparison affects our compensation decisions.

Securities and Exchange Commission July 24, 2009	Page 10
19.	We also note from footnote 3 to your summary compensation table on page 19 that you paid Mr. Milliron a $200,000 bonus “in recognition of his performance in 2007.” Please explain, with a view toward disclosure in future filings, what specific items of corporate and/or individual performance were taken into account in deciding to award this bonus and how such compensation fits into your overall compensation objectives. See Items 402(b)(1)(vi) and (2)(v) and (vii) of Regulation S-K.
Response:
The compensation committee did retain discretion in recommending to the Board the amount of bonus, which was, in the judgment of the committee, moderate, yet competitive. The amount of bonus, if any, granted to each executive officer will vary each year based on the executive’s and/or the Company’s performance and the executive’s total compensation package. The compensation committee awarded Mr. Milliron, our Chief Operating Officer, a discretionary bonus along with local country managers and field personnel who also received discretionary bonuses, related to the 2007 year-over-year growth in foreign currency adjusted profit. The compensation committee believes that executive officers should have a meaningful portion of their total compensation opportunity linked to increasing shareholder value through our business strategy of focusing upon growth opportunities and continued improvements in operating profits as well as service levels. The compensation committee utilizes stock option or restricted stock awards to executive officers as long-term equity-based incentives that most closely align their interests with stockholders. While the compensation committee also has discretion to reward our executive officers with cash bonuses when it deems appropriate, compensation strategy will continue to place a greater emphasis on long-term equity-based incentives.
In future filings, we will provide additional information on the determination of bonus awards among executive officers.

Securities and Exchange Commission July 24, 2009	Page 11
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972)-699-4018.

Very truly yours,
/s/ Miguel A. Desdin
Miguel A. Desdin
Senior Vice President, Chief Financial Officer

ANNEX A
Results of Operations

	Years Ended December 31,
	2008	2007	2006
	(in thousands, except per share data)

Revenues	$320,942	$290,287	$246,388

Costs and expenses:
Operating costs (exclusive of depreciation and amortization)	207,748	187,055	160,755
Depreciation and amortization	5,784	4,772	3,692
Selling, general and administrative	80,409	77,813	79,120
Goodwill impairment	—	—	654
Provision for lease termination costs	—	—	267

Total costs and expenses	293,941	269,640	244,488

Operating income	27,001	20,647	1,900

Interest and other income, net	260	1,041	866
Interest expense	(1,705)	(3,274)	(2,807)

Income (loss) before income taxes	25,556	18,414	(41)
Income tax expense	(3,688)	(5,919)	(3,391)

Net income (loss)	$21,868	$12,495	$(3,432)

Earnings (loss) per share:
Basic	$0.60	$0.35	$(0.10)
Diluted	$0.59	$0.35	$(0.10)

Geographical information

	Years Ended December 31,
	2008	2007	2006
		(in thousands)

Revenues:
United States	$147,045	$128,316	$108,313
Europe	141,716	130,724	113,374
Asia-Pacific	32,181	31,247	24,701

Total revenues	320,942	290,287	246,388

Costs and expenses:
Operating costs (exclusive of depreciation and amortization)
United States	97,274	86,313	74,400
Europe	91,525	83,276	72,100
Asia-Pacific	18,949	17,466	14,255

Total operating costs (exclusive of depreciation and amortization)	207,748	187,055	160,755

Depreciation and amortization
United States, including corporate	3,348	2,583	1,985
Europe	1,544	1,495	1,198
Asia-Pacific	892	694	509

Total depreciation and amortization	5,784	4,772	3,692

Selling, general and administrative
United States, including corporate	45,758	44,762	49,170
Europe	27,957	26,962	25,335
Asia-Pacific	6,694	6,089	4,615

Total selling general and administrative	80,409	77,813	79,120

Goodwill impairment	—	—	654
Provision for lease termination costs	—	—	267

Total costs and expenses	293,941	269,640	244,488
The following discussion and analysis, as it relates to geographic information, excludes any allocation of headquarter costs.
Revenues
For the year ended December 31, 2008, consolidated revenues increased by $30.6 million, or 10.6%, when compared to the year ended December 31, 2007. Changes related to foreign currency exchange rates unfavorably impacted revenue by $0.8 million, of which $1.8 million was related to an unfavorable impact from Europe, which was partially offset by a $1.0 million favorable impact from Asia-Pacific. Excluding the foreign currency exchange rate impact, revenue increased $31.4 million, or 10.8%, for the year ended December 31, 2008 compared to the same period in 2007. This $31.4 million increase in revenue consisted of an $18.7 million increase from the United States and $12.8 million increase from Europe that was slightly offset by a $0.1 million decrease from Asia-Pacific. A majority of the increase in the United States was due to volume increases in heat treatment services which more than doubled when compared to prior year revenues due to continued expansion of this service line, which was introduced in late 2006. In addition, under pressure services increased approximately 10% over the prior year, primarily related to volume increases in leak sealing services. The revenue growth in the United States in 2008 was mitigated to some extent by a disruption in business related to the shutdown of facilities in the Gulf Coast for nearly a month due to hurricanes in the region. While the extent of the impact cannot be quantified, scheduled and anticipated business was delayed or cancelled as a result of the shutdowns during this period. The increase in Europe was related to the increases in both underpressure and turnaround services which included volume increases in bolting and onsite machining of approximately 30% when compared to prior year revenues, as well as volume increases due to the expansion of heat treatment services which were introduced in Europe in early 2008. Revenues in Asia-Pacific remained relatively flat across product lines but decreased slightly due to the completion of some larger contracts in 2007 which did not recur in 2008.
For the year ended December 31, 2007, consolidated revenues increased by $43.9 million, or 17.8%, when compared to the year ended December 31, 2006. The change related to foreign currency exchange rates favorably impacted revenue by $12.8 million, of which $10.2 million and $2.6 million were from Europe and Asia-Pacific, respectively. Excluding foreign currency exchange rate differences, revenues increased $31.1 million, or 12.6%, for the year ended December 31, 2007 compared to the same period in 2006. This $31.1 million increase in revenues consisted of a $20.0 million increase from the United States, a $7.2 million increase from Europe and a $3.9 million increase in Asia-Pacific. The United States increase in revenue was due to volume increases in turnaround services, which increased 57% compared to prior year turnaround services revenues, primarily related to onsite machining, bolting and safety valve repair which more than doubled in 2007 from 2006 levels. In addition, heat treatment services increased in the United States due to the expansion of these services, which were introduced in late 2006. The increase in Europe was attributable to volume increases in leak sealing, onsite machining and heat exchanger repair which together increased 14% when compared to prior year revenues. The increase in Asia-Pacific was attributable primarily to a 49% increase in onsite machining, and to a lesser extent a 42% increase hot tapping services, when compared to prior year revenues.
Operating Costs (exclusive of depreciation and amortization)
For the year ended December 31, 2008, operating costs increased $20.7 million, or 11.0%, when compared to the year ended December 30, 2007. The change related to foreign currency exchange rates favorably impacted operating costs by $0.1 million, of which $0.7 million was related to a favorable impact from Europe which was partially offset by a $0.6 million unfavorable impact from Asia-Pacific. Excluding the foreign currency exchange rate impact, operating costs increased $20.8 million, or 11.1%, for the year ended December 31, 2008 compared to the same period in 2007. This $20.8 million increase in operating costs consisted of an $11.0 million increase in the United States, an $8.9 million increase in Europe and $0.9 million increase for Asia-Pacific. Over half of the increase in the United States was due to a 13%

increase in labor and benefit costs, directly correlating with the increase in revenues. Additionally, other costs including travel costs, supplies and materials, equipment rental, equipment repairs and maintenance and vehicle costs increased 6%, when compared to prior year costs, in support of the increase in revenues. The increase in Europe was primarily due to an 18% increase in labor and benefit costs, when compared to prior year costs, and to a lesser extent increases in travel costs, equipment repairs and maintenance associated with the increase in revenue. The increase in Asia Pacific was primarily due to increases in labor and benefit costs, which increased approximately 13% when compared to prior year costs, associated with expansion into the region.
For the year ended December 31, 2007, operating costs increased $26.3 million, or 16.4%, when compared to the year ended December 31, 2006. The change related to foreign currency exchange rates unfavorably impacted operating costs by $8.2 million, of which $6.6 million and $1.6 million were from Europe and Asia-Pacific, respectively. Excluding foreign currency exchange rate differences, operating costs increased $18.1 million, or 11.3%, for the year ended December 31, 2007 compared to the same period in 2006. This $18.1 million increase in operating costs consisted of an $11.9 million increase in the United States, a $4.6 million increase in Europe and a $1.6 million increase for Asia-Pacific. The increase in the United States was primarily due to a 23% increase in labor and benefit costs, when compared to 2006, associated with the increase in revenues as well as the effects of the expansion of services. In addition, travel costs, supplies and materials, equipment rental, equipment repairs and maintenance and vehicle costs increased in conjunction with the increase in revenues. The increase in Europe was primarily related to an 18% increase in labor and benefit costs, compared with 2006, consistent with the increase in revenues, and to a lesser extent increases in travel costs, and equipment repairs and maintenance. The increase in Asia Pacific was principally attributable to a 31% increase in labor and benefit costs, when compared with 2006, associated with the increase in revenue. In addition, travel costs, equipment rental and equipment repairs and maintenance also increased due to the growth within the Asia-Pacific locations.
Depreciation and Amortization
For the year ended December 31, 2008, depreciation and amortization expense increased $1.0 million, or 21.2%, when compared to the year ended December 31, 2007. This increase was primarily due to the depreciation and amortization related to the $8.1 million of depreciable capital assets placed in service in 2007 and to a lesser degree the $8.1 million of capital assets placed in service during the year ended December 31, 2008 associated with the expansions into new markets and new service lines, as well as additional capital on existing service lines.
For the year ended December 31, 2007, depreciation and amortization expense increased $1.1 million, or 29.3%, when compared to the year ended December 31, 2006. This increase was primarily due to the depreciation and amortization related to the $7.2 million of depreciable capital assets placed in service in 2006 and to a lesser degree the $8.1 million of capital assets placed in service during the year ended December 31, 2007 associated with expansion into the heat treating business and additional capital primarily related to onsite machining and hot tapping equipment.

Selling, General and Administrative
For the year ended December 31, 2008, selling, general and administrative expenses increased $2.6 million, or 3.3%, when compared to the year ended December 31, 2007. The change related to foreign currency exchange rates favorably impacted costs by $0.1 million, of which $0.2 million related to a favorable impact from Europe which was partially offset by a $0.1 million unfavorable impact in Asia-Pacific. Excluding the foreign currency exchange rate impact, selling, general and administrative expenses increased $2.7 million, or 3.5%, for the year ended December 31, 2008 compared to the same period in 2007. In the United States, Europe and Asia-Pacific, selling, general and administrative costs increased by $1.0 million, $1.2 million and $0.5 million, respectively. In the United States the increase in selling, general and administrative expenses was due to a 32% increase in sales labor and benefit costs when compared to 2007. This increase, coupled with increases in vehicle costs and rent expense, supported the increase in revenue. There were also slight increases in bad debt expense as a result of the global economic conditions. The increase in Europe also represented increased sales labor and benefit costs of approximately 36% when compared with 2007. These increases were incurred in support of the increased revenues as well anticipated future growth within the locations. The increase in Asia-Pacific was associated with a 5% increase in sales and administrative labor and benefit costs, when compared with 2007, as well as additional rent expense due to expansion into the region.
For the year ended December 31, 2007, selling, general and administrative expenses decreased slightly by $1.3 million, or 1.7%, when compared to the year ended December 31, 2006. The change related to foreign currency exchange rates unfavorably impacted selling, general and administrative costs by $2.8 million, of which Europe and Asia-Pacific were negatively impacted by $2.3 million and $0.5 million, respectively. Excluding the foreign currency exchange rate differences, selling, general and administrative expenses for the year ended December 31, 2007 decreased by $4.1 million. The decrease consisted of a $4.4 million decrease in the United States and a $0.7 million decrease in Europe, but was offset by $1.0 million increase in Asia-Pacific. The increase in Asia-Pacific was attributable to 22% increase in sales and administrative labor and benefits costs, when compared with 2006, as well as increased rent expense associated with growth within the Asia-Pacific locations. The decrease in the United States was due to a decrease of $2.4 million in bad debt expense in the Xtria division, when compared with 2006. This reduction was also coupled with a reduction within workforce in the government related business, and was partially offset by an increase in labor and benefits costs, rent expense and insurance costs within Furmanite’s technical services operations. In addition, $3.6 million of integration costs associated with the GSG acquisition in 2006 for the Furmanite operations attributed to the change between years and also contributed to the decrease in costs in Europe. The increases in labor and benefit costs is in support of the increase in revenues as discussed above.
Interest Expense
For the year ended December 31, 2008, consolidated interest expense decreased by $1.6 million, or 47.9%, when compared to the year ended December 31, 2007. The decrease in interest expense is due to the conversion and payoff of the Company’s 8.75% subordinated debentures which matured January 2008, as well as a decrease in outstanding debt and in interest rates from

December 31, 2007 to December 31, 2008. During 2008, payments on debt totaled $8.0 million. During 2007, $3.0 million of the debentures were converted into 562,628 shares of the Company’s common stock and $1.9 million of the debentures were converted into 358,344 shares of the Company’s common stock during the first half of January 2008. The remaining $0.2 million of subordinated debentures were paid in full in January 2008.
For the year ended December 31, 2007, consolidated interest expense increased by $0.5 million, or 16.6%, when compared to the year ended December 31, 2006. The increase in interest expense from 2006 to 2007 was due to the additional borrowings for working capital requirements in 2006 combined with the slight increase in interest rates from December 31, 2006 to December 31, 2007. Interest expense has been affected by the conversion of $3.0 million of the Company’s 8.75% subordinated debentures into 562,628 shares of the Company’s common stock during the year ended December 31, 2007. These conversions resulted in lower interest expense for the last half of 2007.
Income Taxes
The Company maintains a valuation allowance to adjust the basis of net deferred tax assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. As a result, primarily all domestic federal and state income taxes recorded for the years ended December 31, 2008, 2007 and 2006 were fully offset by a corresponding change in valuation allowance. The income tax expense recorded for the years ended December 31, 2008, 2007 and 2006 consisted primarily of income taxes due in foreign and state jurisdictions of the Company.
Income tax expense differs from the expected tax at statutory rates due primarily to the change in valuation allowance for deferred tax assets and different tax rates in the various foreign jurisdictions. Additionally, the aggregate tax expenses are not consistent when comparing periods due to the changing income tax mix between domestic and foreign operations and within the foreign operations. In concluding that a full valuation allowance on domestic taxes was required, the Company primarily considered such factors as the history of operating losses and the nature of the deferred tax assets.
Income tax expense decreased by $2.2 million, to $3.7 million for the year ended December 31, 2008 from $5.9 million for the year ended December 31, 2007. Income tax expense increased by $2.5 million, to $5.9 million for the year ended December 31, 2007 from $3.4 million for the year ended December 31, 2006. These changes were primarily related to changes in pretax income for foreign jurisdictions.

ANNEX B
Goodwill, Intangible and Long-Lived Assets
The Company accounts for goodwill and other intangibles in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No.142”). Under SFAS No. 142, intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives. At December 31, 2008 and 2007, the Company had no significant intangible assets subject to amortization under SFAS No. 142. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Examples of such events or circumstances include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, or a loss of key personnel.
SFAS No. 142 requires a two-step process for testing goodwill impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). Two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Company has two reporting units, Furmanite and Xtria for the purpose of testing goodwill impairment, as the operating results of these components are reviewed separately by management and cannot be aggregated. All goodwill of the Company relates to Furmanite, accordingly, impairment of goodwill is tested for that reporting unit. Second, if an impairment is indicated, the implied fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of the carrying value over the implied fair value.
The Company uses market capitalization as the basis for its measurement of fair value, and reconciles the aggregate fair values of its reporting units to the enterprise market capitalization. Management considers this approach the most meaningful measure as substantially all of the Company’s fair value is attributable to the Furmanite reporting unit and the quoted market price provides the best evidence of fair value. In performing the reconciliation, the Company uses the stock price on December 31 of each year as the valuation date.
Based on valuations and market approach analysis performed by the Company at December 31, 2008 and 2007, no impairment charge was required. At December 31, 2006, the Company determined that the carrying value of a portion of its goodwill related to government services business exceeded the implied fair value and recorded a non-cash charge to operating costs of $0.7 million. As a result of the shifting focus to the technical services business, combined with the results of the goodwill impairment calculation using the market capitalization method, it was determined that the goodwill for the healthcare services business would be written off. Future evaluations of the fair value of goodwill and other intangible assets are dependent on many factors, several of which are out of the Company’s control, including the demand for services provided and the potential impact of the current global economic condition. To the extent that such factors or conditions change, it is possible that future impairments could occur, which could

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have a material effect on the results of operations of the Company. At each of December 31, 2008 and 2007, $2.1 million, of indefinite-lived intangible assets (primarily tradenames) were included in other assets on the consolidated balance sheets. Gross finite-lived intangible assets of $0.3 million were also included in other assets at December 31, 2008 and 2007 with accumulated amortization of $0.2 million and $0.1 million, respectively.
The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Under SFAS No. 144, the Company reviews long-lived assets, which consist of finite-lived intangible assets and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Factors that may affect recoverability include changes in planned use of equipment, closing of facilities and discontinuance of service lines. Property and equipment to be held and used is reviewed at least annually for possible impairment. The Company’s impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the assets exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. No impairments of long-lived assets were recorded during 2008, 2007, or 2006.

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